5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001204824
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Ulam, James M.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President,
   General Counsel & Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     730            D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $149.2500                                                                               06/23/07
to buy)
Non-Qualified Stock Option     $9.1000                                                                                 07/28/03
(right to buy)
Non-Qualified Stock Option     $10.0800        05/24/02       A         75,000                            (1)          05/24/09
(right to buy)
Non-Qualified Stock Option     $22.7100        02/21/02       A         36,000                            (1)          02/21/09
(right to buy)
Non-Qualified Stock Option     $30.4360                                                                                12/31/03
(right to buy)
Non-Qualified Stock Option     $34.1600                                                                                09/06/08
(right to buy)
Non-Qualified Stock Option     $34.4380                                                                                03/15/08
(right to buy)
Non-Qualified Stock Option     $42.7910                                                                                04/20/04
(right to buy)
Non-Qualified Stock Option     $74.1880                                                                                12/29/07
(right to buy)
Non-Qualified Stock Option     $107.3260                                                                               04/26/05
(right to buy)
Non-Qualified Stock Option     $149.2500                                                                               06/23/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   2,680                     2,680         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   7,820                     7,820         D   Direct
(right to buy)
Non-Qualified Stock Option     05/24/02  Common Stock                   75,000                    75,000        D   Direct
(right to buy)
Non-Qualified Stock Option     02/21/02  Common Stock                   36,000                    36,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   301                       301           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   52,000                    52,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,250                    12,250        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,965                    10,965        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,493                     8,493         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   32,320                    32,320        D   Direct
(right to buy)

Explanation of Responses:

(1)
25% of the total options granted vest and become exercisable one year after the date of grant and thereafter with respect to 6.25% o
f the shares each quarter until fully vested.


-
Total number of shares includes shares acquired January 31, 2002, under the VeriSign, Inc. Employee Stock Purchase Plan.


-
Total Shares reduced by 344 shares to reflect involuntary liquidation on or about June 12, 2002 of the shares previously being held frozen under the terminating Networks Solutions, Inc. 401(k) Plan due to the inability to perform an in-kind transfer of the shares between the fomer Network Solutions, Inc. 401(k) Plan and the VeriSign, Inc. 401(k) Plan.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: James M. Ulam
DATE 02/12/03